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May 15, 2012

VIA EDGAR

Re:       Walter Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 001-13711

Mr. John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Dear Mr. Reynolds:

On behalf of Walter Energy, Inc. (the “Registrant”), we confirm that the Registrant is in receipt of the Staff’s comment letter dated May 2, 2012, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011.

In order for the Registrant to review its response fully with its independent auditors and Audit Committee, the Registrant proposes to submit its formal responses to the Staff’s comments on or before May 30, 2012.  Your consideration in this regard is greatly appreciated.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP